

Mail Stop 3561

February 23, 2007

Mr. Richard Rochon
Chairman and Chief Executive Officer
Coconut Palm Acquisition Corp.
595 South Federal Highway, Suite 500
Boca Raton, FL 33432

> **RE: Coconut Palm Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **File No. 333-137386**
> **Amendment Filed January 24, 2007**

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your January 24, 2007 response to comment one from our letter dated January 12, 2007. While we express no view as to the validity of your position, we will not object to your usage of Form S-4 for this transaction provided that: (1) the target shareholders have a new vote – including the execution of new proxies – conducted in compliance with the federal securities laws; (2) the company represents that the old votes will not be counted, or utilized in any way, in connection with the merger transaction; (3) in the registration statement, the company provides a detailed analysis that there could be a revote on the proposals under applicable state law; and, (4) your existing disclosure is

> updated throughout to describe the legal and factual circumstances surrounding the revote – including, but not limited to, a discussion of Section 5, and an analysis of any potential contingent liability. In responding to part (4) of this question, please note our expectation that these issues would be discussed in the Summary, Risk Factors, and Management's Discussion and Analysis.

2.   Please ensure that you have provided the disclosures required by Items 402 and 404 of Regulation S-K for both the target and the company. See Item 18(a)(7) of Form S-4. In responding to the foregoing, please note the compliance date associated with Release No. 33-8732 and the Staff's Question and Answer Guidance, available at http://www.sec.gov/divisions/corpfin/faqs/execcompqa.pdf. Alternatively, please advise why no revisions are necessary.

3.   We note that the company has revised its disclosure on page 195 in response to our prior comment two from our letter dated January 12, 2007 to indicate that Mr. Morton has not received any royalty fees from RTN. Please revise to clarify if this also means that EBC has not paid any royalty fees to RTN. In addition, please disclose why no royalties have been paid under this agreement to date – for example, does RTN have any non-EBC affiliated users?

Questions and Answers About the Proposals, page 1

4.   The company appears to have added text responsive to our prior comment eight on page 4. Part of your response states that, "the investment bankers were, presumably, required to assume that these payments were made" with respect to their company valuation. However, as you have received the investment banking opinion and analysis, you are in a position to know whether they incorporated these payments into their analysis – accordingly, please clarify your reference to "presumably."

5.   Please revise your disclosure on page 4 to more fully describe how the settlement agreement "is simply a reallocation of assets of the shareholders of EBC" to address whose assets are increased/decreased as a result of the reallocation. Also, please clarify how your "proposal was based on … prior negotiations with two other companies that made offers to acquire EBC prior to the Company's offer." Were either of these companies going to be obligated to make these payments? If not, what was their interest in how you allocated your assets among your shareholders? In this regard there appears to be some confusion over whether you inherited the concept that the management agreement should be terminated or actually negotiated the termination agreement with an unrelated party – please clarify. Finally, please disclose whether your board approved the settlement agreement itself, and recommends shareholder approval as well.

6.   Please clarify your page 7 statement that "[t]he post-closing ownership percentage of Coconut Palm is not part of the requirement, set forth in … [our] final prospectus … that the target must have a fair market value equal to at least 80% of … [our] net assets at the time of acquisition." Please explain the dilutive effect of the merger upon the ownership and voting interests of the existing shareholders. In responding to the foregoing, we note your page 82 discussion refers to the purchase price in assessing the 80% requirement and not the fair market value – which may be higher or lower. Please respond as appropriate.

Interests of Coconut Palm Directors and Officers in the Merger, page 18

7.   We note that the company has added statements on pages 19 and 20 indicating that "approval of the merger proposal shall be an approval of the management services agreement" and the one-time management incentive plan. Please advise the staff why the company has added this language. If the company intends this vote to operate as a shareholder ratification of these payments, please advise why these issues should not be subject to a separate shareholder vote. We may have further comment.

Interests of Directors and Officers of EBC in the Merger, page 20

8.   The company appears to have revised its discussion of the settlement agreement between EBC and Arkansas Media to indicate that the settlement agreement was ratified on June 15, 2006 "at the meeting by a majority of the disinterested shareholders of the corporation." However, given the interrelatedness of this agreement to the merger proposal, as well as our prior comments on this shareholder vote, we do not believe you can utilize this shareholder vote for any purpose. In this regard your attention is also directed to our preceding comment regarding your ability to use Form S-4. Please revise your document as appropriate or, alternatively, provide an analysis supporting your conclusion that this shareholder ratification is valid in spite of our prior comments.

9.   We do not believe that the company has responded to our prior comment 17 from our letter dated January 12, 2007 and accordingly, reissue it. Please explain the effect, if any, of a shareholder ratification of the Settlement Agreement between EBC and Arkansas Media.

Risk Factors, page 33

10.   Please provide a risk factor section regarding the dilutive effect of the merger upon the ownership and voting interests of the existing shareholders.

11.   Please restore the language deleted from your risk factor "Our substantial indebtedness may …" concerning your past debt covenant violations or advise us why this information is properly excluded.

12.   Please revise the risk factor "An effective registration statement may not be in place…" to clarify that you have no obligation to <u>net cash settle</u> the warrants in the absence of an effective registration statement as disclosed in your Amended Warrant Clarification Agreement.

<u>Coconut Palm's Reasons for the Merger and Recommendation of the Coconut Palm Board, page 83</u>

13.   We note that the company has added disclosure responsive to our prior comment 30 from our letter dated January 12, 2007 in this section. However, we do not believe that the company has responded entirely to that comment, accordingly, we reissue it:

        a.   We note that the company has added disclosure in response to our prior comment 79. However, we believe that additional disclosure is necessary. Please revise to provide a more detailed discussion of the board's analysis – for example, <u>but without limit </u>(1) what companies where included in the comparable company analysis, <u>including how they were selected and the underlying data supporting their comparability</u>; (2) the <u>details</u> behind the comparative bid analysis, etc. (emphasis added, and prior comment modified)

<u>Stock Incentive Plan Proposal, page 94</u>

14.   The company appears to have added disclosure on page 94 in response to our prior comment 33. However, your revised disclosure is unclear, particularly the paragraph beginning, "As indicated below …" Please revise accordingly. In addition, please specifically state the total number of options that will be issued if the merger is approved but the Stock Incentive Plan is not approved.

The Settlement Proposal, page 106

15.	We note that the company has added disclosure in response to our prior comment 35 from our letter dated January 12, 2007. However, we continue to believe that portions of this comment are still applicable, and partially reissue:

a.	Please, (1) clarify whether these stations are cash flow positive; (2) clarify why the purchase price was established in 2003; (3) why that price is currently being used; (4) disclose the executive officers responsible for establishing the price at that time; and, (5) discuss the 2003 transaction that formed the basis for your valuation.

In addition, please reconcile your statement that these stations were profitable for the previous three years for Arkansas Media to your later statement that these stations are operated by EBC and are not profitable as stand-alone stations. Finally, please disclose the stations' revenues and net income for the most recent period.

Management's Discussion and Analysis of Financial Condition and Results of Operations of EBC, page 134

16.	We reviewed your response to our prior comment 48. Your response did not address our comment in its entirety, thus the comment will be reissued. Please revise your discussion for each period presented to discuss the activities that generated variances in trade and barter revenue.

17.	We note the company's substantial response to our prior comment 51 from our letter dated January 12, 2007. However, we believe that portions of that comment are still applicable, and require further disclosure. Accordingly, please clarify whether the C.A.S.H. related revenues also declined for the year-ended December 31, 2005 – and, if so, state the reason for the decline.

18.   The company indicates that it has added disclosure on page 107 in response to our prior comment 52. However, during the course of our review, we were unable to locate disclosure responsive to our comment. Accordingly, we reissue the comment initially part of the October 28, 2006 letter:

    a. Based on your disclosure it appears that your business plan relies on your future ability to sell existing stations. Please provide more detailed discussion about how management selects which stations to sell, the stations management proposes to sell in the near future and the impact that this has on your future ad revenues and cash flows from operations. In addition, please clarify whether management believes that its cash balance, funds available under its credit facility, and anticipated sales proceeds would be adequate to fund its operations without the benefit of the trust proceeds resultant from the Coconut Palm merger.

Results of Operations – Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 140

19.   We do not understand the company's response to our prior comment 53, and accordingly reissue it. Please revise to clarify the "one time occurrence" that contributed to the $365,000 decrease in Other Broadcast income. In this regard, please note that if your explanation relates to the Independent News Network – discussed in the next paragraph, your explanation should be clarified to address why the revenues fell off after the acquisition.

20.   We were unable to locate text responsive to our prior comment 54 from our letter dated January 12, 2006, and accordingly we reissue it:

    a. The staff notes the company's response to our prior comment 132 – however, we intended that your response also be contained in this section, please revise as appropriate to address this comment.

Page F-48 of your financial statements refers to Equity Marketing, Inc. Please clarify who they are, what business dealings EBC has had with them, and how they are related to EBC.

Liquidity and Capital Resources, page 148

General

21.   We reviewed your response to our prior comment 55, noting you believe a liquidity discussion of fiscal years 2004 and 2003 is not required by Regulation S-K. Specifically, Item 303(a) of Regulation S-K requires this information for full fiscal years (e.g. the three year period covered by the financial statements,

including year-to-year comparisons), thus the comment will be reissued. Please revise your disclosure to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the significant change in your trade accounts receivable, program broadcast rights, and program broadcast obligations) between the fiscal years ended December 31, 2004 and 2003.

Description of Coconut Palm Securities, page 201

22.   Based on your response to our prior comment 65 it appears as if our prior comment was misunderstood. Accordingly, we reissue it with additional clarification. Your text indicates that the preferred stock contains certain anti-dilution provisions, one of which resets the conversion price if the common stock, warrants, or options, are issued "for a consideration per share which is less than the then applicable per share conversion price of the Coconut Palm Series A preferred stock." Our comment addressed whether these anti-dilution provisions would cover stock options issued to employees, etc.

Coconut Palm Audited Financial Statements

Notes to Audited Financial Statements

Note C – Initial Public Offering, F-18

23.   We reviewed your response to our prior comment 69. Once again, we were unable to find the revisions as indicated, thus the comment will be reissued. Please revise to include disclosure related to the exercise of the warrants and UPO. Specifically, if true, disclose in the audited financial statements that (i) in no event will the company be obligated to net cash settle the exercise of the unit purchase option or the warrants underlying the unit purchase, (ii) the unit purchase option or warrants underlying the unit purchase may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants (or units in the case of the unit purchase option) is not current and an applicable registration statement is not effective, and (iii) a purchaser of a unit may pay the full unit purchase price solely for the shares of the unit. Revise disclosure in your interim financial statements and description of securities section to be consistent with disclosure herein.

EBC Interim Financial Statements

Notes to Interim Financial Statements

General

24.   We reviewed your response to our prior comment 70, noting your assertion that
        the minimum disclosure requirements of SFAS 123(R) have been met. Tell us
        where you have disclosed information required by paragraphs A240(h) – (k) of
        SFAS 123(R) or revise your financial statements accordingly.

EBC Audited Financial Statements

Notes to Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

c. Revenue Recognition, F-35

25.   We read your response and revised disclosure regarding our prior comment 71;
        however your policy disclosure related to services provided by C.A.S.H. needs
        further clarification. For example, we noted from your disclosure on page 122
        (Central Automated Satellite Hub) that agreements you enter into provide for up-
        front deposits and various penalties for early termination. We also noted on page
        126 you enter into agreements where you receive monthly recurring fees for
        providing uplink, traffic, master control and other services for each station. Tell
        us how you considered the guidance of EITF 00-21 in your revenue recognition
        policy for C.A.S.H. services, and revise your policy disclosures accordingly.

Note 10 – Stockholders' Equity, F-44

26.   We reviewed your response to our prior comment 73. Please revise your
        disclosure to include portions of your response. Specifically, clarify if true, that
        (i) there has been no activity since September 2004, (ii) the arrangement was
        created to provide short-term funding, and (iii) it is your intent to terminate the
        agreement without any further activity.

Exchange Act Reports

27.   Your current Form 10-K, Forms 10-Q, and other Exchange Act filings should also
        be revised to comply with the comments above, specifically those relating to
        enhanced disclosure of the terms and conditions of the warrants and unit purchase
        option.

Exhibit 99.1

28.   We note your response to prior comment 75 and the revised proxy card. We also
        note the statement on the proxy card that, "If you wish to vote in accordance with
        the Board of Directors' recommendations, please mark the appropriate box
        below." It appears that the company is bundling the proposals. Rule 14a-4(a)(3)
        states that, "The form of proxy … shall identify clearly and impartially each
        separate matter intended to be acted upon." Please revise to separate the
        proposals.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Brian Bhandari at (202) 551-3390 if you have questions
regarding comments on the financial statements and related matters. Questions on other
disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

    cc.   Scot O'Brien
            (202) 393 5959